UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ConvergeOne Holdings, Inc.

(Name of Subject Company)

PVKG Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

PVKG Intermediate Holdings Inc.

(Parent of Offeror)

CVC Capital Partners VII (A) L.P.

(Other Person)

CVC Capital Partners Investment Europe VII L.P.

(Other Person)

CVC Capital Partners VII Associates L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common stock, par value $0.0001 per share

(Title of Class of Securities)

212481105

(CUSIP Number of Class of Securities)

PVKG Merger Sub, Inc.

c/o CVC Advisors (U.S.) Inc.

Attention: Jennifer Gleeson

712 Fifth Avenue, 43rd Floor

New York, New York 10019

(212) 265-6222

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Oliver Brahmst, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$981,679,687.50	$118,979.58

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (1) 77,905,500 Shares issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of ConvergeOne Holdings, Inc. (“ConvergeOne”) multiplied by the offer price of $12.50 per Share, (2) 1,237,500 Shares (including 112,500 Shares issuable pursuant to rights included in the Units (as defined below)) subject to issuance to EarlyBird Capital, Inc. and its distributees pursuant to a unit purchase option for 1,125,000 units (the “Units”) multiplied by the offer price of $12.50 per Share minus the exercise price for such Units of $10.00, (3) 137,990 Shares subject to issuance pursuant to ConvergeOne’s 2018 Employee Stock Purchase Plan multiplied by the offer price of $12.50 per Share and (4) 1,917,310 Shares subject to issuance pursuant to ConvergeOne warrants to acquire Shares multiplied by the offer price of $12.50 per Share minus the exercise price for such warrants of $11.50 per Share. The foregoing figures have been provided by ConvergeOne and are as of November 5, 2018, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) PVKG Merger Sub, Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of PVKG Intermediate Holdings Inc., a Delaware corporation (“Parent”), (ii) Parent and (iii) CVC Capital Partners VII (A) L.P., a Jersey limited partnership (“CVC VII (A)”), CVC Capital Partners Investment Europe VII L.P., a Jersey limited partnership (“CVC Investment Europe VII”), and CVC Capital Partners VII Associates L.P., a Jersey limited partnership (“CVC VII Associates” and, together with CVC VII (A) and CVC Investment Europe VII, “CVC VII”). Each of CVC VII (A), CVC Investment Europe VII and CVC VII Associates is an indirect stockholder of Parent. This Schedule TO relates to the offer by Offeror to purchase all of the issued and outstanding Shares for a price of $12.50 per Share (the “Offer Price”), net to the seller in cash, without interest and less any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of November 6, 2018, by and among ConvergeOne, Parent and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is ConvergeOne Holdings, Inc. ConvergeOne’s principal executive office is located at 3344 Highway 149, Eagan, Minnesota 55121. ConvergeOne’s telephone number at such address is (888) 321-6227.

(b) This Schedule TO relates to Offeror’s offer to purchase all outstanding Shares. According to ConvergeOne, as of November 5, 2018, there were (i) 77,905,500 Shares issued and outstanding, (ii) 6,276,500 Shares subject to issuance pursuant to outstanding ConvergeOne Options to acquire Shares, including 1,237,500 Shares subject to issuance pursuant to a unit purchase option for 1,125,000 units (the “Units”) at an exercise price of $10.00 per Unit (including 112,500 Shares issuable pursuant to rights included in the Units) held by EarlyBird Capital, Inc. and its distributees (the “EarlyBird Option”), (iii) 85,287 Shares estimated to be subject to outstanding rights under the 2018 Employee Stock Purchase Plan (the “ConvergeOne ESPP”) (based on total employee contributions to the ConvergeOne ESPP from July 1, 2018 through October 31, 2018 and assuming the closing price per Share as reported on the Nasdaq Global Market on the purchase date for the current offering period was equal to the Offer Price) and (iv) 1,917,310 Shares subject to issuance pursuant to ConvergeOne Warrants to acquire Shares at an exercise price of $11.50 per share, including 562,500 Shares subject to issuance under warrants included in the Units that may be purchased pursuant to the EarlyBird Option. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by Offeror, Parent and CVC VII. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Information Concerning Parent Offeror and CVC VII” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning ConvergeOne,” “Certain Information Concerning Parent, Offeror and CVC VII,” “Background of the Offer; Past Contacts or Negotiations with ConvergeOne,” “The Transaction Agreements” and “Purpose of the Offer; No Stockholder Vote; Plans for ConvergeOne” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Background of the Offer; Past Contacts or Negotiations with ConvergeOne,” “The Transaction Agreements,” “Purpose of the Offer; No Stockholder Vote; Plans for ConvergeOne,” “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning ConvergeOne,” “Certain Information Concerning Parent, Offeror and CVC VII,” “Purpose of the Offer; No Stockholder Vote; Plans for ConvergeOne” and “The Transaction Agreements” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with ConvergeOne,” “The Transaction Agreements,” “Purpose of the Offer; No Stockholder Vote; Plans for ConvergeOne” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning ConvergeOne,” “Certain Information Concerning Parent, Offeror and CVC VII,” “Background of the Offer; Past Contacts or Negotiations with ConvergeOne,” “The Transaction Agreements” and “Purpose of the Offer; No Stockholder Vote; Plans for ConvergeOne” is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; No Stockholder Vote; Plans for ConvergeOne,” “The Transaction Agreements,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) Not applicable.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 21, 2018.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on November 21, 2018.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by CVC Capital Partners and ConvergeOne on November 6, 2018, originally filed as Exhibit I to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ConvergeOne with the Securities and Exchange Commission on November 6, 2018, which is incorporated herein by reference.

(a)(5)(B)	Current Report on Form-8K filed by ConvergeOne with the Securities and Exchange Commission on November 7, 2018, which is incorporated herein by reference.

(b)(1)	Debt Commitment Letter, dated as of November 6, 2018, by and among Offeror, Wells Fargo Bank, National Association, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch and UBS Securities LLC.*

(b)(2)	Joinder Agreement to Debt Commitment Letter, dated as of November 20, 2018, by and among Offeror, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Wells Fargo Bank, National Association, Citigroup Global Markets Inc., Macquarie Capital (USA) Inc., Macquarie Capital Funding LLC, SG America Securities, LLC and Societé Generale.*

(d)(1)	Agreement and Plan of Merger, dated as of November 6, 2018, by and among Parent, Offeror and ConvergeOne, originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by ConvergeOne with the Securities and Exchange Commission on November 7, 2018, which is incorporated herein by reference.

(d)(2)	Confidentiality Agreement, dated as of August 31, 2018, by and between CVC Advisors (U.S.) Inc. and ConvergeOne.*

(d)(3)	Exclusivity Agreement, dated as of November 3, 2018, by and between CVC Advisors (U.S.) Inc. and ConvergeOne.*

(d)(4)	Rollover Agreement, dated as of November 6, 2018, by and between PVKG Investment Holdings, Inc. and certain stockholders of ConvergeOne.*

(d)(5)	Equity Commitment Letter, dated as of November 6, 2018, by and among Parent and CVC VII.*

(d)(6)	Limited Guarantee, dated as of November 6, 2018, by and among CVC VII and ConvergeOne.*

(d)(7)	Form of Tender and Support Agreement, dated as of November 6, 2018, by and among Parent and the stockholders named therein, originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by ConvergeOne with the Securities and Exchange Commission on November 7, 2018, which is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2018

PVKG MERGER SUB, INC.

By:	/s/ James Christopoulos

Name:	James Christopoulos
Title:	Secretary

PVKG INTERMEDIATE HOLDINGS INC.

By:	/s/ James Christopoulos

Name:	James Christopoulos
Title:	Secretary

CVC CAPITAL PARTNERS VII (A) L.P.

By: CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ W. Brian Scholfield
Name: W. Brian Scholfield
Title: Director

CVC CAPITAL PARTNERS INVESTMENT EUROPE VII L.P.

By: CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ W. Brian Scholfield
Name: W. Brian Scholfield
Title: Director

CVC CAPITAL PARTNERS VII ASSOCIATES L.P.

By: CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ W. Brian Scholfield
Name: W. Brian Scholfield
Title: Director

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 21, 2018.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on November 21, 2018.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by CVC Capital Partners and ConvergeOne on November 6, 2018, originally filed as Exhibit I to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ConvergeOne with the Securities and Exchange Commission on November 6, 2018, which is incorporated herein by reference.

(a)(5)(B)	Current Report on Form-8K filed by ConvergeOne with the Securities and Exchange Commission on November 7, 2018, which is incorporated herein by reference.

(b)(1)	Debt Commitment Letter, dated as of November 6, 2018, by and among Offeror, Wells Fargo Bank, National Association, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch and UBS Securities LLC.*

(b)(2)	Joinder Agreement to Debt Commitment Letter, dated as of November 20, 2018, by and among Offeror, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Wells Fargo Bank, National Association, Citigroup Global Markets Inc., Macquarie Capital (USA) Inc., Macquarie Capital Funding LLC, SG America Securities, LLC and Societé Generale.*

(d)(1)	Agreement and Plan of Merger, dated as of November 6, 2018, by and among Parent, Offeror and ConvergeOne, originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by ConvergeOne with the Securities and Exchange Commission on November 7, 2018, which is incorporated herein by reference.

(d)(2)	Confidentiality Agreement, dated as of August 31, 2018, by and between CVC Advisors (U.S.) Inc. and ConvergeOne.*

(d)(3)	Exclusivity Agreement, dated as of November 3, 2018, by and between CVC Advisors (U.S.) Inc. and ConvergeOne.*

(d)(4)	Rollover Agreement, dated as of November 6, 2018, by and between PVKG Investment Holdings, Inc. and certain stockholders of ConvergeOne.*

(d)(5)	Equity Commitment Letter, dated as of November 6, 2018, by and among Parent and CVC VII.*

(d)(6)	Limited Guarantee, dated as of November 6, 2018, by and among CVC VII and ConvergeOne.*

(d)(7)	Form of Tender and Support Agreement, dated as of November 6, 2018, by and among Parent and the stockholders named therein, originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by ConvergeOne with the Securities and Exchange Commission on November 7, 2018, which is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.